IDEAYA Biosciences, Inc.

7000 Shoreline Court, Suite 350

South San Francisco, California 94080

April 16, 2021

VIA EDGAR AND E-MAIL

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Ada Sarmento, Staff Attorney

Re:	IDEAYA Biosciences, Inc. Registration Statement on Form S-3 (Registration No. 333-254606)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-3 (File No. 333-254606) (the “Registration Statement”) of IDEAYA Biosciences, Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 4:00 p.m., Washington, D.C. time, on April 20, 2021, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Mark Roeder at (650) 463-3043.

Thank you for your assistance in this matter.

Very truly yours,

IDEAYA BIOSCIENCES, INC.

By:	/s/ Paul A. Stone
Paul A. Stone
Chief Financial Officer

CC:	Yujiro Hata, IDEAYA Biosciences, Inc.

Jason S. Throne, Esq., IDEAYA Biosciences, Inc.

Mark V. Roeder, Esq., Latham & Watkins LLP

Alexander T. White, Esq., Latham & Watkins LLP